

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2008

Mr. Landy L. Fullmer
Chief Financial Officer
APCO Argentina Inc.
One Williams Center, Mail Drop 26-4
Tulsa, OK 74172

> **Re: APCO Argentina Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **Supplemental Response dated September 26, 2008**
> **File No. 0-8933**

Dear Mr. Fullmer:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Income, page 39

1.   We note your response to prior comment 2 in our letter dated September 8, 2008, but cannot agree with your conclusion. We do not object to your presenting depreciation, depletion and amortization as a separate line item. However, SAB Topic 11:B requires that you clarify when depreciation, depletion and amortization are excluded from the operating expense line. Therefore, we suggest that you rename the operating expense line to read "Operating expense, exclusive of depreciation, depletion and amortization shown separately below" to comply with presentation requirement of SAB Topic 11:B. Please confirm your intent to comply in future filings.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

                                        Sincerely,

                                        Chris White
                                        Branch Chief